# CERTIFICATE OF RESOLUTION BY DIRECTORS
## OF
## US-DADI FERTILIZER INDUSTRY INTERNATIONAL, INC.
### (The "Corporation")

Be it known that on December 6, 2014 at 2500 E. Colorado Blvd. #255, Pasadena, CA 91107 at 11:00 AM, a Special Meeting of the Board of Directors of the corporation was held wherein the following resolutions were adopted:

It has been RESOLVED by the board of directors of the corporation that the resignations of Haishuai Liu, Haitao Liu and Shuxia Wang as directors are hereby accepted and Benedict Ling Yam Lam, Mandy Fung-Yee Yip and Anthony Chai Fung Fan are appointed to serve as directors until the next regularly scheduled shareholders meeting; and

It has been FURTHER RESOLVED by the board of directors of the corporation that the resignations of Haishuai Liu, Haitao Liu and Shuxia Wang as officers are hereby accepted and Benedict Ling Yam Lam (CEO, President), Mandy Fung-Yee Yip (CFO and Treasurer) and Anthony Chai Fung Fan (Secretary) are elected to serve as the notated officers until the next officer election by the board of directors.

The undersigned certify that the foregoing is a true and correct copy of the resolutions adopted at the aforementioned Special Meeting of the Board of Directors of the corporation and that the resolutions are in full force and effect and have not been revoked.

IN WITNESS WHEREOF, the undersigned execute this document to be effective as of the date of the above entitled meeting.


_Haishuai Liu_
Haishuai Liu, Director

_Haitao Liu_
Haitao Liu, Director


_Shuxia Wang_
Shuxia Wang, Director

# WAIVER OF NOTICE

The undersigned, being the of all of the directors of US-DADI FERTILIZER
INDUSTRY INTERNATIONAL, INC., consent that the Special Meeting of the Board of
Directors be held on December 6, 2014 at 2500 E. Colorado Blvd. #255, Pasadena, CA
91107 at 11:00 AM.


DATED:  December 6, 2014


*Haishuai Liu*

Haishuai Liu, Director


*Haitao Liu*

Haitao Liu, Director


*Shuxia Wang*

Shuxia Wang, Director